FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of: August, 2004

                        Commission File Number: 000-50328


                           Viking Energy Royalty Trust
             (Exact name of registrant as specified in its charter)


    Suite 400, Calgary Place, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F          Form 40-F X
                                      ---                ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                             Yes                No X
                                ---               ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

EXHIBIT NO.             DESCRIPTION
-----------             -----------

99.1                    Press Release dated August 11, 2004 announcing Second
                        Quarter 2004 Results

99.2 Second Quarter Interim Report for the Six and Three Months Ended June 30, 2004

99.3                    Certification of Interim Filings--CEO

99.4                    Certification of Interim Filings--CFO

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Viking Energy Royalty Trust
                                        (Registrant)



Date:    August 13, 2004                By: /S/ DIANE PHILLIPS
                                           -------------------------------
                                        Name:  Diane Phillips
                                        Title:   Assistant Corporate Secretary